UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

PREFORMED LINE PRODUCTS COMPANY

(Name of Issuer)

Common Shares, $2 par value per share

(Title of Class of Securities)

740444 10 4

(CUSIP Number)

Caroline S. Vaccariello

Preformed Line Products Company

660 Beta Drive

Mayfield Village, OH 44143

(440) 461-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON Third Restatement of Barbara P. Ruhlman Trust Agreement, dated November 20, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 604,213
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 604,213
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,213
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.23%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON Barbara P Ruhlman Revocable Trust dated 9/21/16
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 810,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 810,400
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.40%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON Katherine E. Wensink
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 604,213
	8	SHARED VOTING POWER 810,400
	9	SOLE DISPOSITIVE POWER 604,213
	10	SHARED DISPOSITIVE POWER 810,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,414,613
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.63%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 740444 10 4

EXPLANATORY NOTE

This Amendment No. 9 to Schedule 13D is filed jointly by Third Restatement of Barbara P. Ruhlman Trust Agreement, dated November 20, 2008 (the “2008 Trust”), the Barbara P Ruhlman Revocable Trust dated 9/21/16 (the “2016 Trust”) and Katherine E. Wensink. The 2008 Trust, the 2016 Trust and Katherine E. Wensink are sometimes referred to individually as the “Reporting Person” and collectively as the “Reporting Persons.” This joint filing shall serve as an original Schedule 13D filing by Katherine E. Wensink and to amend the Schedule 13D (defined below) most recently filed with the Securities and Exchange Commission on January 14, 2022 by the 2008 Trust and the 2016 Trust to reflect Ms. Wensink’s appointment as the successor Trustee of such trusts.

Barbara P. Ruhlman filed a Schedule 13G in November 2001 relating to the Common Shares, $2 par value per share (“Common Shares”), of Preformed Line Products Company (the “Company”). In March 2004, Barbara P. Ruhlman amended the Schedule 13G filing by filing a Schedule 13D, which has been further amended by Schedule 13D/A filings in February 2005, September 2006, December 2008, March 2013, October 2016 and December 2016. Pursuant to the joint filing of Barbara P. Ruhlman and the 2016 Trust in December 2016, the 2016 Trust filed a Schedule 13D relating to Common Shares of the Company, which was further amended pursuant to the joint filing of the 2008 Trust and the 2016 Trust in January 2022, by which the 2008 Trust filed a Schedule 13D relating to Common Shares of the Company. All previous Schedule 13G and Schedule 13D filings by Barbara P. Ruhlman, the 2016 Trust and the 2008 Trust, together with this amendment adding Ms. Wensink as Reporting Person, are collectively referred to herein as the “Schedule 13D.”

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the Common Shares, $2 par value per share, of the Company, with principal offices at 660 Beta Drive, Mayfield Village, Ohio 44143.

Item 2.	Identity and Background.

(a) – (c)

The Schedule 13D is being filed by the Reporting Persons set forth below.

Shareholder/Address	Occupation/Employment

Third Restatement of Barbara P. Ruhlman	Not applicable – Trust

Trust Agreement, dated November 30, 2008

c/o McDonald Hopkins LLC

Attention: Katherine Wensink, Trustee

600 Superior Avenue, East

Suite 2100

Cleveland, Ohio 44114

Barbara P Ruhlman Revocable Trust dated 9/21/16	Not applicable – Trust

c/o McDonald Hopkins LLC

Attention: Katherine Wensink, Trustee

600 Superior Avenue, East

Suite 2100

Cleveland, Ohio 44114

Katherine E. Wensink	Attorney at McDonald Hopkins
600 Superior Avenue, East	600 Superior Avenue, East
Suite 2100	Suite 2100
Cleveland, Ohio 44114	Cleveland, Ohio 44114

CUSIP No. 740444 10 4

(d) – (e) During the last five years, the foregoing Reporting Persons have not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the 2008 Trust and the 2016 Trust was formed under the laws of the state of Ohio. Katherine E. Wensink is a U.S. citizen.

Item	3. Source and Amount of Funds of Other Consideration.

The 2008 Trust received the Common Shares as a gift for no consideration. The 2016 Trust received 810,400 Common Shares in payment of amounts owed to it from a related trust.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following:

On July 6, 2022, Bernard L. Karr resigned as trustee of each of the 2008 Trust and the 2016 Trust and Katherine E. Wensink was appointed as trustee of each of the 2008 Trust and the 2016 Trust.

Except as otherwise described in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the events or matters described in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)

The 2008 Trust beneficially owns 604,213 Common Shares, or 12.23%. The 2016 Trust beneficially owns 810,400 Common Shares, or 16.40%. Katherine E. Wensink, as trustee of the 2008 Trust and the 2016 Trust, beneficially owns 1,414,613 Common Shares, or 28.63%.

(b)	Katherine E. Wensink, as trustee of the 2008 Trust, has sole voting and dispositive power with respect to 604,213 Common Shares.

Katherine E. Wensink serves as trustee and Robert G. Ruhlman and Randall M. Ruhlman serve as co-Trust Advisors of the 2016 Trust and have shared voting and dispositive power with respect to 810,400 Common Shares held in the 2016 Trust.

(c)	None.

(d)

The Reporting Persons, based on their percentage ownership of the Common Shares to which this statement relates, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such Common Shares. The Reporting Persons hold interests that exceed 5% of the Common Shares.

(e)	None.

The percentages of Common Shares held set forth herein are based on 4,940,094 Common Shares outstanding as of March 31, 2022.

CUSIP No. 740444 10 4

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to add the following:

Except as described under Items 3, 4 and 5 and as set out in Item 6, to the best knowledge of the Reporting Persons’, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Statement

CUSIP No. 740444 10 4

SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2022

By:	/s/ Katherine Wensink
Katherine Wensink, as Trustee of the Third Restatement of Barbara P. Ruhlman Trust Agreement, dated November 20, 2008

By:	/s/ Katherine Wensink
Katherine Wensink, as Trustee of the Barbara P Ruhlman Trust dated 9/21/16

/s/ Katherine Wensink
Katherine Wensink